                                                                       EXHIBIT 1


CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
Unless the context otherwise requires, references herein to "we", "us", "the company" or "STATS" are to ST Assembly Test Services Ltd, a company organized under the laws of the Republic of Singapore.

In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" are to U.S. dollars, references to "S$" are to Singapore dollars and references to "NT$" are to New Taiwan dollars. References to a particular "fiscal year" are to the Company's fiscal year ended December 31 of that year.

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.
Certain of the statements in this Form 6-K are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated March 31, 2003. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. FINANCIAL STATEMENTS

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                               COMPREHENSIVE LOSS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                           FOR THE THREE MONTHS ENDED MARCH 31,
                                                                          ---------------------------------------
                                                                             2002                         2003
                                                                          ---------                     ---------
Net revenues .........................................................    $ 39,404                      $ 75,531
Cost of revenues .....................................................     (53,228)                      (72,015)
                                                                          --------                      --------
Gross profit (loss) ..................................................     (13,824)                        3,516
                                                                          --------                      --------

Operating expenses:
  Selling, general and administrative ................................       9,024                         8,704
  Research and development ...........................................       4,158                         4,492
  Others, net ........................................................         130                          (387)
                                                                          --------                      --------
     Total operating expenses ........................................      13,312                        12,809
                                                                          --------                      --------

Operating loss .......................................................     (27,136)                       (9,293)

Other income (expense):
  Interest expense, net ..............................................          (9)                       (1,666)
  Foreign currency exchange gain (loss) ..............................         199                          (236)
  Other non-operating income, net ....................................         461                           990
                                                                          --------                      --------
     Total other income (expense) ....................................         651                          (912)
                                                                          --------                      --------

Loss before income taxes .............................................     (26,485)                      (10,205)
Income tax benefit (expense) .........................................        (141)                        1,111
                                                                          --------                      --------
Net loss before minority interest ....................................     (26,626)                       (9,094)
Minority interest ....................................................          73                          (533)
                                                                          --------                      --------
Net loss .............................................................    $(26,553)                     $ (9,627)
                                                                          --------                     ---------

Other comprehensive income (loss):
  Unrealized gain on available-for-sale
   marketable securities .............................................         326                           314
  Realized loss on available-for-sale
   marketable securities included in net loss ........................           2                            17
  Foreign currency translation adjustment ............................        (391)                            3
                                                                          --------                      --------
Comprehensive loss ...................................................    $(26,616)                     $ (9,293)
                                                                          ========                      ========

Basic and diluted net loss per ordinary share ........................    $  (0.03)                     $  (0.01)
Basic and diluted net loss per ADS ...................................    $  (0.27)                     $  (0.10)

Ordinary shares (in thousands) used in per ordinary share calculation:
- basic and diluted ..................................................     990,458                       992,246
                                                                          ========                      ========

ADS (in thousands) used in per ADS calculation:
- basic and diluted ..................................................      99,046                        99,225
                                                                          ========                      ========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 2002 AND MARCH 31, 2003
                           IN THOUSANDS OF US DOLLARS

                                                          DECEMBER 31,           MARCH 31,
                                                              2002                 2003
                                                          -----------            ---------
ASSETS
Current assets:
  Cash and cash equivalents ...................            $ 167,661             $ 156,101
  Accounts receivable, net ....................               49,461                57,621
  Amounts due from ST and ST affiliates .......                3,727                 3,484
  Other receivables ...........................                8,913                 2,600
  Inventories .................................                9,744                10,361
  Marketable securities .......................               11,960                 5,535
  Prepaid expenses ............................               10,565                 8,845
  Other current assets ........................                5,066                 5,051
                                                           ---------             ---------
     Total current assets .....................              267,097               249,598
Property, plant and equipment, net ............              357,456               383,766
Marketable securities .........................               57,883                58,130
Prepaid expenses ..............................                4,351                 2,912
Goodwill ......................................                1,321                 1,321
Other assets ..................................               33,860                36,214
                                                           ---------             ---------
     Total assets .............................            $ 721,968             $ 731,941
                                                           =========             =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short term borrowings .......................            $   5,174             $   5,031
  Current installments of long-term debt ......               16,414                 9,469
  Current obligations under capital leases ....                6,558                11,894
  Accounts payable ............................               15,336                 7,323
  Amounts due to ST and ST affiliates .........                1,858                 2,453
  Accrued operating expenses ..................               22,578                28,213
  Other payables ..............................               32,065                52,401
  Income taxes payable ........................                1,263                 1,551
                                                           ---------             ---------
     Total current liabilities ................              101,246               118,335
Other non-current liabilities .................                4,494                 6,287
Obligations under capital leases, excluding
 current portion...............................                5,520                 4,224
Long-term debt, excluding current portion .....               13,357                12,805
Convertible notes .............................              205,013               206,637
                                                           ---------             ---------
     Total liabilities ........................              329,630               348,288

Minority interests ............................               25,826                26,359

Shareholders' equity:

Share capital .................................              160,295               160,318
Additional paid-in capital ....................              389,679               389,731
Accumulated other comprehensive loss ..........               (9,266)               (8,932)
Retained deficit ..............................             (174,196)             (183,823)
                                                           ---------             ---------
     Total shareholders' equity ...............              366,512               357,294
                                                           ---------             ---------
     Total Liabilities and Shareholders' Equity            $ 721,968             $ 731,941
                                                           =========             =========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS

                                                                     FOR THE THREE MONTHS ENDED MARCH 31,
                                                                     ------------------------------------
                                                                       2002                        2003
                                                                     ---------                   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss ................................................            $ (26,553)                  $ (9,627)
Adjustments to reconcile net loss to net cash provided by
 (used in) operating activities:
  Depreciation and amortization .........................               23,769                     28,355
  Amortization of leasing prepayments ...................                5,016                      3,553
  (Gain) loss on sale of property, plant and equipment ..                  131                       (386)
  Accretion of discount on convertible notes ............                  228                      1,625
  Deferred income taxes .................................                    -                     (1,500)
  Exchange (gain) loss ..................................                 (174)                       252
  Minority interest in income (loss) in subsidiary ......                  (73)                       533
  Others ................................................                   19                         19
Changes in operating working capital:
  Accounts receivable ...................................               (1,726)                    (8,161)
  Amounts due from ST and ST affiliates .................                  395                        243
  Inventories ...........................................                  402                       (617)
  Other receivables, prepaid expenses and other assets ..               (3,718)                     5,719
  Accounts payable, accrued operating expenses and
   other payables .......................................                1,070                     (1,906)
  Amounts due to ST and ST affiliates ...................               (1,421)                       595
                                                                     ---------                   --------
Net cash provided by (used in) operating activities .....               (2,635)                    18,697
                                                                     ---------                   --------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities..                1,399                      6,347
Purchases of marketable securities ......................             (100,000)                         -
Purchases of property, plant and equipment ..............              (21,344)                   (26,951)
Proceeds from sale of property, plant and equipment .....                    -                        413
                                                                     ---------                   --------
Net cash used in investing activities ...................             (119,945)                   (20,191)
                                                                     ---------                   --------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt ............................                    -                       (144)
Repayment of long-term debt .............................               (7,013)                    (7,397)
Proceeds from issuance of convertible notes .............              195,032                          -
Proceeds from bank borrowings ...........................                1,429                          -
Decrease in restricted cash .............................                    -                        662
Capital lease payments ..................................                    -                     (2,977)
Proceeds from issuance of shares ........................                  218                         24
                                                                     ---------                   --------
Net cash provided by (used in) financing activities .....              189,666                     (9,832)
                                                                     ---------                   --------

Net increase (decrease) in cash and cash equivalents ....               67,086                    (11,326)
Effect of exchange rate changes on cash and
 cash equivalents .......................................                   (6)                      (234)
Cash and cash equivalents at beginning of the period ....              115,214                    167,661
                                                                     ---------                   --------
Cash and cash equivalents at end of the period ..........            $ 182,294                   $156,101
                                                                     =========                   ========
SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for:
  Interest ..............................................            $     487                   $  2,456
  Income taxes ..........................................            $     317                   $     77


See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   BUSINESS AND ORGANIZATION

     ST Assembly Test Services Ltd is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. The Company, with its principal operations in Singapore and global operations in the United States, United Kingdom, Japan, Taiwan and Germany, offers full back-end turnkey solutions to customers worldwide. The Company also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages, to serve some of the world's technological leaders.

     The Company was incorporated in Singapore in October 1994. As of March 31, 2003, it was 71.78% owned by Singapore Technologies Pte Ltd and its affiliates.


2.   BASIS OF PRESENTATION

     The interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and reflect normal recurring adjustments, which in the opinion of management, are necessary for a fair presentation of the results for such interim periods. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002.


3.   PRINCIPLES OF CONSOLIDATION

     The accompanying interim condensed consolidated financial statements include the consolidated accounts of ST Assembly Test Services Ltd and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.


4.   USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

     The preparation of the interim condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. Actual results could differ from these estimates.

5.   SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISKS

     The Company has a number of major customers in North America, Europe and Asia. During the three-month periods ended March 31, 2002 and March 31, 2003, the five largest customers collectively accounted for approximately 70.6% and 67.9% of revenues, respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies that constitute the Company's major customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.


6.   NET LOSS PER SHARE

     The Company excluded potentially dilutive securities for each period presented from its diluted net loss per share computation because either the exercise price of the securities exceeded the average fair value of the Company's common stock or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities follows:

                                                      FOR THE THREE MONTHS ENDED
                                                      --------------------------
                                                      MARCH 31,         MARCH 31,
                                                        2002              2003
                                                      ---------         ---------
     Convertible debt ............................     106,895           106,895
     Stock options ...............................      52,215            53,545


7.   RISKS AND UNCERTAINTIES

     The Company's future results of operations include a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the state of the semiconductor industry and the demand for end-use applications products such as communications equipment and personal computers, pricing pressures and declines in average selling prices, reliance on a small group of principal customers, decisions by customers to discontinue outsourcing of test and assembly services, changes in customer order patterns, rescheduling or canceling of customer orders, changes in product mix, capacity utilization, availability of financing, level of competition, continued success in technological innovations, delays in acquiring or installing new equipment, shortages in supply of key components, exchange rate fluctuations, litigation and fluctuations in quarterly operating results.


8.   INVENTORIES

     Inventories at December 31, 2002 and March 31, 2003 consist of (in thousands):

                                                    DECEMBER 31,     MARCH 31,
                                                        2002           2003
                                                    ------------     ---------
     Raw materials............................         $6,135         $ 6,330
     Factory supplies.........................          1,071             937
     Work-in-progress.........................          2,271           2,967
     Finished goods...........................            267             127
                                                       ------         -------
                                                        9,744          10,361
                                                       ------         -------

9.   STOCK OPTION PLAN

     The Company measures stock-based employee compensation cost for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations. Had the Company determined compensation for the Share Option Plan under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                                  FOR THE THREE MONTHS
                                                                      ENDED MARCH 31,
                                                             -------------------------------
                                                               2002                   2003
                                                             --------               --------
   Stock-based employee compensation cost:
   As reported (intrinsic method) ...............            $    230               $     52
   Pro forma (fair value method) ................            $  3,721               $  3,304

   Net loss:
   As reported ..................................            $(26,553)              $ (9,627)
   Pro forma ....................................            $(30,044)              $(12,879)

   Basic and diluted net loss per ordinary share:
   As reported ..................................            $  (0.03)              $  (0.01)
   Pro forma ....................................            $  (0.03)              $  (0.01)

   Basic and diluted net loss per ADS:
   As reported ..................................            $  (0.27)              $  (0.10)
   Pro forma ....................................            $  (0.30)              $  (0.13)


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULT OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

                                                              FOR THE THREE MONTHS ENDED MARCH 31,
                                                              ------------------------------------
                                                               2002                          2003
                                                              ------                         -----
                                                                (AS A PERCENTAGE OF NET REVENUES)
Net revenues .................................                 100.0%                        100.0%
Cost of revenues .............................                (135.1)                        (95.3)
                                                              ------                         -----
Gross profit (loss) ..........................                 (35.1)                          4.7
                                                              ------                         -----

Operating expenses:
  Selling, general and administrative ........                  22.9                          11.5
  Research and development ...................                  10.6                           5.9
  Others, net ................................                   0.3                          (0.4)
                                                              ------                         -----
     Total operating expenses ................                  33.8                          17.0
                                                              ------                         -----

Operating loss ...............................                 (68.9)                        (12.3)

Other income (expense):
  Interest expense, net ......................                     -                          (2.2)
  Foreign currency exchange gain (loss) ......                   0.5                          (0.3)
  Other non-operating income, net ............                   1.2                           1.3
                                                              ------                         -----
     Total other income (expense) ............                   1.7                          (1.2)
                                                              ------                         -----

Loss before income taxes .....................                 (67.2)                        (13.5)
Income tax benefit (expense) .................                  (0.4)                          1.5
                                                              ------                         -----
Net loss before minority interest ............                 (67.6)                        (12.0)
Minority interest.............................                   0.2                          (0.7)
                                                              ------                         -----
Net loss .....................................                 (67.4)                        (12.7)
                                                              ------                         -----

Other comprehensive income (loss):
  Unrealized gain on available-for-sale
   marketable securities......................                   0.8                           0.4
  Realized loss on available-for-sale
   marketable securities included in net loss.                     -                             -
  Foreign currency translation adjustment ....                  (1.0)                            -
                                                              ------                         -----
Comprehensive loss ...........................                 (67.6)%                       (12.3)%
                                                              ------                         -----


THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2003

NET REVENUES. Net revenues increased 91.7% from $39.4 million in the three months ended March 31, 2002 to $75.5 million in the three months ended March 31, 2003. The increase in net revenues was due to an increase in unit shipments for both test and assembly businesses. Our subsidiary in Taiwan, Winstek, contributed $5.9 million to net revenues in the current quarter compared to $2.1 million in the same quarter a year ago. Our subsidiary in the US, FastRamp, contributed $2.9 million to net revenues in the current quarter compared to $0.1 million in the same quarter a year ago. Net revenues from test services increased 119.4% from $17.5 million in the three months ended March 31, 2002 to $38.4 million in the three months ended March 31, 2003. Net revenues from assembly services increased 69.4% from $21.9 million in the three months ended March 31, 2002 to $37.1 million in the three months ended March 31, 2003.

COST OF REVENUES AND GROSS LOSS. Cost of revenues increased 35.3% from $53.2 million in the three months ended March 31, 2002 to $72.0 million in the three months ended March 31, 2003. Cost of revenues as a percentage of sales decreased from 135.1% in the three months ended March 31, 2002 to 95.3% in the three months ended March 31, 2003, resulting in a gross profit in the current quarter. Gross profit in the current quarter was $3.5 million, or a gross margin of 4.7%, as compared to gross loss of $13.8 million, or a gross margin of negative 35.1%, in the same quarter a year ago. This improvement was due principally to higher net revenues and better asset utilization in the current quarter.

Depreciation expense and cost of leasing testers (included in cost of revenues) was $26.7 million in the three months ended March 31, 2002, and $31.0 million in the three months ended March 31, 2003. This represented 67.8% of net revenues in the three months ended March 31, 2002 and 41.1% of net revenues in the three months ended March 31, 2003.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses which included stock-based compensation was $9.0 million or 22.9% of net revenues in the three months ended March 31, 2002, and $8.7 million or 11.5% of net revenues in the three months ended March 31, 2003. The decrease was primarily due to a downward adjustment to a long-term incentive plan accrual of $0.5 million resulting from a change in estimate of the ultimate payout amount.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 8.0% from $4.2 million or 10.6% of net revenues, in the three months ended March 31, 2002, to $4.5 million, or 5.9% of net revenues, in the three months ended March 31, 2003. These expenses were for additional equipment, supplies and research and development personnel to further strengthen our testing and advanced packaging capabilities

NET INTEREST EXPENSE. Net interest expense increased from $0.01 million in the three months ended March 31, 2002 to $1.7 million in the three months ended March 31, 2003. Net interest expense of $0.01 million in the three months ended March 31, 2002 consisted of interest income of $0.82 million and interest expense of $0.83 million. Net interest expense of $1.7 million in the three months ended March 31, 2003 consisted of interest income of $1.6 million and interest expense of $3.3 million. Interest income was earned on our marketable debt securities and fixed-term time deposits with various financial institutions. The higher interest income earned in the current quarter was due primarily to investment in higher-yield marketable debt securities. The higher interest expense was primarily due to our fixed-interest convertible notes issued in March 2002.

FOREIGN CURRENCY EXCHANGE LOSS. We recognized an exchange gain of $0.2 million and an exchange loss of $0.2 million for the three months ended March 31, 2002 and March 31, 2003, respectively, due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar, the Japanese yen and the New Taiwan dollar.

OTHER NON-OPERATING INCOME. Other non-operating income increased marginally from $0.5 million in the three months ended March 31, 2002 to $1.0 million in the three months ended March 31, 2003. Other non operating income comprised mainly grants for research and development activities from the EDB under its Research and Incentive Scheme for Companies.

INCOME TAX BENEFIT (EXPENSE). Income tax expense was $0.1 million and income tax benefit was $1.1 million in the three months ended March 31, 2002 and March 31, 2003, respectively. The income tax benefit in the current quarter was primarily due to a deferred tax benefit of $1.5 million which resulted primarily from tax losses, unutilized capital allowances carried forward and temporary differences arising from property, plant and equipment, net of income tax expenses for the quarter. Income tax expense in both periods was primarily due to Singapore tax on interest income generated from investment of excess cash in fixed-term time deposits and marketable debt securities. In the current quarter, income tax expense also included an amount relating to Taiwan tax on the profits generated by Winstek.

The Company has been granted pioneer trade enterprise status in Singapore from January 1, 1996 to December 31, 2003. As a result, income derived during this period, from our pioneer trade (test and assembly services including wafer probe) is exempt from Singapore income tax, subject to compliance with certain conditions.

The pioneer status exemption does not apply to interest income earned and such interest income is subject to tax at the applicable corporate income tax rate.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2003, our principal sources of liquidity included $156.1 million in cash and cash equivalents and $63.7 million in marketable securities. In addition, we have $20.0 million of banking and credit facilities consisting of short-term advances and bank guarantees of which we had utilized $0.8 million in the form of bank guarantees as of March 31, 2003. Interest on any future borrowings under the unutilized facilities will be charged at the bank's prevailing rate. As of March 31, 2003, our subsidiary, Winstek, has NT$678.2 million (or approximately $19.5 million, based on the Noon Buying Rate in the City of New York on March 31, 2003 of NT$34.75 to US$1.00) of unutilized working capital facilities from various banks and financial institutions.

As of March 31, 2003, we had borrowings totaling $250.1 million, comprising primarily $206.6 million due to our convertible note holders, $7.3 million outstanding on a loan from EDB, a related party, obligations under capital leases amounting to $16.1 million and bank borrowings of $20.1 million by our subsidiary, Winstek.

The long-term loan agreement was entered into with EDB on June 5, 1998 for a sum of S$90 million. The loan is denominated in Singapore dollars, payable semi-annually and bears interest at 1% over the prevailing annual interest rate declared by the Central Provident Fund Board ("CPF Board"), a statutory board of the Government of Singapore. The interest rate declared by the CPF Board was 2.5% at March 31, 2003. The principal amount is repayable over seven equal semi-annual installments commencing from September 2000 and ending in September 2003. The loan is guaranteed by Singapore Technologies Pte Ltd. The loan agreement restricts us from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company, in each case, without prior lender consent. The capital leases and bank borrowings were taken up to finance the purchase of new testers and for working capital requirements.

In March, 2002, the Company issued $200 million of senior unsecured and unsubordinated convertible notes due March 18, 2007. The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, the Company will pay to the note holders 117.665% of the principal amount. The notes can be converted into the Company's ordinary shares or, subject to certain limitations, American Depositary Shares (ADSs), each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per year to the redemption date if the Company's shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield of 4.91% per year to the redemption date.

Net cash provided by operating activities totaled $18.7 million for the three months ended March 31, 2003, compared to net cash used in operating activities of $2.6 million for the three months ended March 31, 2002. Net cash provided by operating activities of $18.7 million for the three months ended March 31, 2003 was primarily due to net loss adjusted for depreciation and amortization, partially offset by negative working capital changes arising principally from an increase in accounts receivable as a result of higher net revenues partially offset by the receipt of grants. The net cash used in operating activities of $2.6 million for the three months ended March 31, 2002 was primarily due to operating loss before the effects of depreciation and amortization.

Net cash used in investing activities totaled $20.2 million for the three months ended March 31, 2003 and $119.9 million for the three months ended March 31, 2002. The net cash used in investing activities of $20.2 million for the three months ended March 31, 2003 consisted primarily of capital expenditures of $27.0 million. This was reduced by receipts of $6.3 million from the maturity of marketable debt securities and $0.4 million from sale of property, plant and equipment. The net cash used in investing activities of $119.9 million for the three months ended March 31, 2002 consisted of capital expenditures of $21.3 million and purchase of marketable debt securities of $100.0 million. The net investment was reduced by receipts of $1.4 million from the maturity of marketable debt securities.

Capital expenditures were mainly for the purchase of machinery and equipment in connection with the expansion of our packaging and test operations. Year-to-date capital expenditures amounted to $52.1 million. Our budget for capital expenditures for the year 2003 is approximately $150 million, compared to actual expenditures of $134.7 million in 2002. From time to time we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future businesses. Some of these acquisitions or investments could be material.

Net cash used in financing activities was $9.8 million for the three months ended March 31, 2003, compared to net cash provided by financing activities of $189.7 million for the three months ended March 31, 2002. Cash used in financing activities of $9.8 million for the three months ended March 31, 2003 consisted of repayment of an installment due on the long-term EDB loan of $7.4 million, payment for capital leases of $3.0 million and repayment of short-term bank borrowings of $0.1 million. These were reduced by a decrease in cash pledged against borrowings of $0.7 million. Cash provided by financing activities of $189.7 million for the three months ended March 31, 2002 consisted of net proceeds from the issuance of convertible notes in March 2002 of $195.0 million, bank borrowings of $1.4 million and proceeds from the issuance of shares of $0.2 million. These were reduced by the repayment of an installment due on the long-term EDB loan of $7.0 million


FOREIGN CURRENCY EXCHANGE EXPOSURE

We experience foreign currency exchange gains and losses arising from transactions in currencies, principally the Singapore dollar, the Japanese yen and the New Taiwan dollar, other than our functional currency, the U.S. dollar, which we use for the majority of our operations.

We have adopted a foreign currency hedging policy and may utilize foreign currency swaps, foreign currency contracts and options. The goal of the hedging policy is to mitigate the financial risks associated with fluctuations in foreign currency exchange rates and interest rates. However, we cannot assure you that sudden or rapid movement in exchange or interest rates will not have a material adverse effect on our business, financial condition or results of operations. As of March 31, 2003, we had no foreign currency forward contracts outstanding or any other derivative instruments.